2025 REPORT

MovementX


MOVEMENTX

Dear investors,

Over the past year, we strengthened our foundation and accelerated execution across the business. We improved operating cadence, invested in the team and systems that support scale, and deepened relationships with the patients and partners who rely on us. We're entering the next year with clearer priorities, stronger momentum, and a disciplined focus on profitable growth. Thank you for your continued trust and support. We're more excited than ever for what's ahead.

We need your help!

We send quarterly updates to our cohort of investors. Included in that is ways they can help. Most common are helping with hiring of new physical therapists or staff members, introductions to local organizations that could potentially be interested in our services, sharing of messages that we want to get our further than our own networks to amplify our messaging, etc. They

also are a trusted source and advisors for us whenever challenging issues arise!

Sincerely,

Joshua D'Angelo
Co-Founder & CEO

Keaton Richardson-Ray
COO

How did we do this year?



REPORT CARD

B+

☺ **The Good**	☹ **The Bad**
H2 2025 came in above our plan and forecast	H1 2025 came in below our original plan and forecast.
Hiring quality provider leads and strong close rate near 100%	Still need to improve processes for physician and partner leads
Increased success of digital patient leads	Aiming to continue improving sustaining provider actuation

2025 At a Glance

January 1 to December 31



$6,065,594 +32%
Revenue



-$322,663
Net Loss



IOU!

$185,116 [45%]
Short Term Debt



$70,700
Raised in 2025



$521,358
Cash on Hand
As of 02/28/26

INCOME BALANCE NARRATIVE

Revenues
Profit
$4,586,720
-$232,092
$6,065,594
-$322,663

2024	2025

Net Margin: -5%   Gross Margin: 25%   Return on Assets: -34%   Earnings per Share: -$0.05

Revenue per Employee: $129,055   Cash to Assets: 57%   Revenue to Receivables: 13,221   Debt Ratio: 105%

📄 2024_and_2025_GAAP_Financials__1_.pdf

We ❤ Our 27 Investors

Thank You For Believing In Us

Derek Fenwick	Richard Ortiz	Kathleen Gendron	Dan Alcorn	Joy Scott	Christine Djalleta
Gail Bachman	Alexandra K Di Cocco…	Emily Harmon	Zoë Pond-McPherson	Romin Ghassemi-nia	Lisa Mendelow
Lisa McLaughlin	James McAfee	Edward D'Angelo	Adam Reinecker	Annie Martucci	Janine DeBrito
Meredith Black	Suzanne Moore Cowan	Sabrina Altema	Taylor Morgan	Amanda Teng	Dave Smith
Jose L. Reyna	Brian Bisacquino				

Thank You!

From the MovementX Team



Joshua D'Angelo **in**



Keaton Ray **in**

Joshua D'Angelo in

Co-Founder & CEO

Josh is a Second time Founder with an impressive track record. He won APTA's Societal Impact & Mary McMillan Awards, George Washington's University's Young...

Keaton Ray in

Co-Founder & COO

Keaton has led multiple national organizations since her days in graduate school. She was elected twice to APTA's Student Board of Directors, led the development of...



Fred Gilbert in

Chief People Officer

Fred is a decorated leader and speaker in the industry. He served as President on APTA's Student Board of Directors, wo...



Scott McAfee in

Chief Marketing Officer

Scott's leadership started in school, as he Directed multiple volunteer organizations at UCLA, and went on to co-foun...

Details

The Board of Directors

Director	Occupation	Joined
Joshua D'Angelo	CEO @ MovementX	2016
Keaton Richardson-Ray	COO @ MovementX	2016

Officers

Officer	Title	Joined
Joshua D'Angelo	President	2016
Keaton Richardson-Ray	Vice President	2016

Voting Power ❓

Holder	Securities Held	Voting Power

Holder	Securities Held	Voting Power
Joshua D'Angelo	3,000,000 Class A Common (CSA)	50.0%
Keaton Richardson-Ray	3,000,000 Class A Common (CSA)	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2021	$30,000		Other
12/2021	$799,700		Other
01/2024	$600,000	Safe	Regulation D, Rule 506(b)
03/2024	$100,000	Safe	Regulation D, Rule 506(b)
04/2024	$176,000	Safe	Regulation D, Rule 506(b)
01/2025	$70,700		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
TrueSpace Fund ❓	09/01/2021	$30,000	$65,593 ❓	0.0%	09/01/2026	Yes
Small Business Association ❓	12/16/2021	$799,700	$799,700 ❓	3.75%	08/31/2051	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common (Csb) Stock	3,000,000	1,150,000	No
Class A Common (Csa) Stock	7,000,000	6,000,000	Yes

Warrants:	0
Options:	2,750,000

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Arbitrary Pricing and Restrictions on Underlying Stock. The pricing of the Securities has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the Company's limited financial resources, the nature of its assets, estimates of its business potential, the amount of equity or control desired to be retained by the existing members and general economic conditions. All stock issued to a subscriber upon conversion of the SAFEs shall be subject to transfer restrictions and other terms of the Company's restrictive stock transfer agreement and/or other shareholder agreements, and it is a condition of conversion of the SAFEs that the investor will become a party to such agreements.

Current Company Debt. The Company currently has debts, loaned to the Company from the Small Business Administration and other organizations. The debt brings with it certain requirements related to its repayment and has a set schedule to repay.

Special Note Regarding Forward-Looking Statements. The Business Plan, the pro forma financial projections, and any related materials provided to potential investors contain, or incorporate by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic conditions, ability to recruit/retain qualified personnel, and other conditions that might affect operating expenses. The Company's actual results could differ materially from those set forth in the forward-looking statements. Other risk factors that might cause such a difference are discussed above and below.

Employment Model Risks. The Company has a history of using primarily Independent Contractors and switched to using primarily W2 Employees effective January 2024. The Employee model is less proven than the Independent Contractor model and the company faces risks related to Employment Laws in both models. While the Company does its best to clear all practices with HR, Legal, Finance, and experts in all domains, the company might still encounter unexpected or unknown regulation in one or multiple of the above domains, which could cause hardship and challenges to the business model.

An Investment in MovementX, Inc (the "Company") Involves a High Degree of Risk Due to the Nature of the Investment. The Company may never achieve the financial projections disclosed. Prospective purchasers of the Company's Simple Agreements for Future Equity (the "SAFEs" or "Securities") should carefully consider the following risk factors in evaluating an investment in the Securities. Each of these factors could adversely affect the Company, its operations, and the value of the SAFES. All statements other than statements of historical fact included herein or in related materials from the Company, including, without limitation, statements regarding the Company's business strategy, and the estimates, plans, intentions and objectives of management of the Company, are forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from the Company's estimates, plans, intentions and objectives are disclosed below.

Regulation and Data Privacy Could Adversely Affect the Company. The Company is highly regulated in the United States by the federal, state and local governments. Additionally, the Company maintains protected health information and therefore is highly regulated by the U.S. Department of Health and Human Services and other federal and state regulatory agencies, including strict HIPAA and OSHA regulations. The regulations adopted by these authorities govern many parts of the Company's operations, including data storage, distribution, marketing/communication, cleanliness, and safety practices, as well as Medicare compliance laws. The Company could be subject to regulatory agency review and compliance, which could be burdensome. The Company's business is also routinely subject to new or amended laws and regulations with which the Company must comply. While operating the business, the Company may be subject to claims that the Company has not complied with existing laws and regulations, which could result in claims, fines and/or penalties which could adversely impact the Company. There can be no assurance that the Company will not incur material costs or liability in connection with compliance with applicable regulatory requirements, or that such regulation will not interfere with the Company's proposed business and any products the Company produces in the future.

The Company Expects Operating Losses. The Company expects to incur net losses as a result of its growth efforts until it can produce sufficient revenues to cover its costs, which may not occur. Even if the Company does achieve profitability, it may be unable to sustain or increase profitability in the future since the Company's management intends to invest in the marketing and promotion of the Company's business and further development of the Company's operating infrastructure.

Broad Management Discretion in Use of Proceeds. The Company intends to use the estimated net proceeds to be received in this Offering principally to expand hiring and marketing associated with the Company's services. However, the Company may allocate and use such proceeds differently and for other purposes not currently anticipated. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of this Offering.

Lawsuit Risk. In an effort to minimize competition, there is a legitimate risk of an industry dominant competitor suing the Company. Alternatively, there is a risk that the company faces a lawsuit of any type, such as an employer, general, professional, insurance, or compliance claim. Regardless if the suit is with or without cause, the Company could potentially face significant legal fees that would drain its capital and jeopardize the future of the business. The Company is unable to predict the likelihood of a lawsuit, and therefore could be sued at any time.

Potential for Fraudulent Activity / Ransom / Cybersecurity Incident. As a growing, digital first healthcare services organization, the Company faces increased rates of attempted fraud spread across its employee base. From time-to-time, its employees might accidentally engage with phishing links, hackers, or other attempts to execute fraud and might face harm due to the accidental activity of its employees engaging with this fraudulent activity or hacking. The Company does its best to maintain high levels of security and cybersecurity training for all of its employees, but still might face attempts at fraud, ransom, and ransomware from time-to-time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the

Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓ a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based

methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

MovementX, Inc.

Delaware Corporation
Organized September 2016
47 employees
5413 Cheyenne Knoll Pl

Alexandria VA 22312 https://movement-x.com

Business Description

Refer to the MovementX profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

MovementX is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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